UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 20, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

INNOPHOS, INC.

File No. 333-129951; CF Control No. 21844

Innophos, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-K filed on March 24, 2008.

Based on representations by Innophos, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 through July 31, 2011.

Exhibit 10.3 through December 31, 2010.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lesli L. Sheppard
Special Counsel